UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Exterran Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30227H106

(CUSIP Number)

Enerflex Ltd.

Attn: David H. Izett, Senior Vice President & General Counsel

1331 Macleod Trail SE, Suite 904

Calgary, Alberta, Canada T2G 0K3

(403) 387-6377

With a copy to:

Brian P. Fenske

Norton Rose Fulbright US LLP

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

(713) 651-5557

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30227H106

1	NAME OF REPORTING PERSON Enerflex Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,375,827 (1) shares of common stock, par value $0.01 per share, of Exterran Corporation (“Exterran Common Stock”)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,375,827 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,375,827 (1) shares of Exterran Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.24%(2)
14	TYPE OF REPORTING PERSON CO

(1)

As described in greater detail in this Schedule 13D (this “Statement”), an aggregate of 9,375,827 shares of Exterran Common Stock is reported because Enerflex Ltd., a Canadian corporation (“Enerflex”), has entered into Voting Agreements (as defined under Item 3) with the Exterran Supporting Stockholders (as defined under Item 4), which beneficially own 8,157,415 shares of Exterran Common Stock, and each of the directors and executive officers of Exterran (“D&Os”), which as a group, beneficially own 1,218,412 shares of Exterran Common Stock (the aggregate of these shares, the “Covered Shares”). Enerflex expressly disclaims beneficial ownership of any Covered Shares. The filing of this Statement shall not be construed as an admission by Enerflex that it is the beneficial owner of any Exterran Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)

The beneficial ownership percentage is based on a total of 33,198,627 Shares outstanding, the number of shares of Common Stock that Exterran has represented to Enerflex in the Merger Agreement (as defined in Item 3) as being issued and outstanding as of the close of business as of January 21, 2022.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (“Exterran Common Stock”) of Exterran Corporation, a Delaware corporation (“Exterran”) and is being filed pursuant to rule 13d-1 under the Exchange Act. The principal executive offices of Exterran are located at 11000 Equity Drive, Houston, Texas 77041.

Item 2. Identity and Background.

(a) This Statement is filed by Enerflex.

(b) The principal executive offices of Enerflex are located at 1331 Macleod Trail SE, Suite 904 Calgary, Alberta, Canada T2G 0K3.

(c) The principal business for Enerflex is to provide natural gas compression, gas processing, refrigeration systems, and electric power equipment – plus in-house engineering and mechanical service expertise, full after-market support, contract compression, and equipment rental solutions.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Enerflex is set forth in Annex A hereto.

(d) During the last five years, to the knowledge of Enerflex, Enerflex has not, and none of the persons referred to in Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the knowledge of Enerflex, Enerflex has not, and none of the persons referred to in Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons referred to in Annex A is set forth on Annex A.

Item	3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4, on January 24, 2022, Enerflex and Enerflex US Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Enerflex (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Exterran. On January 24, 2022, contemporaneously with the execution of the Merger Agreement, all of the funds managed by Chai Trust Company, LLC that own Exterran Common Stock (the “Exterran Supporting Stockholders”) and the directors and officers of Exterran, as set forth on Annex B hereto, entered into a Voting Agreement (the prior, the “Supporting Stockholders Voting Agreement” and the latter, the “D&O Voting Agreement” and collectively with the Supporting Stockholders Voting Agreement, the “Voting Agreements”), with respect to the Merger Agreement.

The shares of Exterran Common Stock to which this Schedule 13D relates have not been purchased or otherwise acquired by Enerflex, and no funds or consideration were expended in connection with the execution of the Voting Agreements. For a description of the Merger Agreement and the Voting Agreements, see Item 4 below, which description is incorporated by reference into this Item 3.

Item	4. Purpose of Transaction.

As described in Item 3 above, this Statement is being filed in connection with the Merger Agreement and the Voting Agreements.

Merger Agreement

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into Exterran (the “Merger”), with Exterran surviving the Merger as a direct and wholly-owned subsidiary of Enerflex. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Exterran Common Stock then outstanding, other than certain excluded shares of Exterran Common Stock as described in the Merger Agreement, will be converted automatically into the right to receive 1.021 Enerflex common shares (the “Enerflex Common Shares” and such consideration, the “Merger Consideration”).

The Merger Agreement also provides that, as of the Effective Time, each share of Exterran restricted stock and each Exterran restricted stock unit award (collectively, “Exterran Equity Awards”) will be converted into a corresponding Enerflex award, with the number of shares subject to such award being equal to the product of (a) the number of shares of Exterran Common Stock subject to such award immediately prior to the Effective and (b) 1.021 (the “Exchange Ratio”). With respect to any Exterran Equity Award that is subject to performance targets where the performance period is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data), the number of shares of Exterran Common Stock subject to such Exterran Equity Award will be determined as if performance had been achieved at 100% of the applicable target. Except as expressly set forth in the Merger Agreement, all such Exterran Equity Awards that are converted into Enerflex awards will be subject to the same terms and conditions (including settlement terms) applicable to the corresponding Exterran Equity Award prior to the Effective Time.

As of the Effective Time, (i) the certificate of incorporation of Exterran will be amended to read in its entirety substantially as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except the name shall remain “Exterran Corporation”), and (ii) the bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the bylaws of Exterran, the surviving corporation. The Merger Agreement also provides that, as of the Effective Time, Enerflex’s board shall consist of no more than twelve (12) members, one of whom will be designated by Enerflex from the existing Exterran board members and the rest of whom will be designated by Enerflex.

The purpose of the Merger Agreement is to acquire control of the entire equity interest in Exterran. If the Merger is consummated, the Exterran Common Stock will be delisted from the New York Stock Exchange (“NYSE”) and deregistered under the Securities Exchange Act of 1934, as amended.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which Merger Sub would merge with and into Exterran, with Exterran surviving the Merger as a wholly owned subsidiary of Enerflex, (ii) the cessation of each existing Exterran director’s role as a director of Exterran, (iii) material changes in the capitalization, dividend policy and corporate structure of Exterran, (iv) the termination of the listing of the Exterran Common Stock on NYSE, and (v) the termination of the registration of the Exterran Common Stock under Section 12(g)(4) of the Exchange Act.

The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated into this Item 4 by reference. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement.

Voting Agreement

On January 24, 2022, contemporaneously with the execution of the Merger Agreement, Enerflex entered into Voting Agreements with all of the funds managed by Chai Trust Company, LLC that own Exterran Common Stock and the directors and executive officers of Exterran pursuant to which such stockholders agreed, among other matters, and subject to the terms and conditions of the Voting Agreements, to vote the Covered Shares beneficially owned by them, specifically, 8,157,415 shares of Exterran Common Stock, in the case of the Exterran Supporting Stockholders and 1,218,412 shares of Exterran Common Stock, in the case of the D&Os, in favor of the adoption of the Merger Agreement and the approval of the transactions, including the Merger. The Exterran Supporting Stockholders and D&Os also agreed to certain restrictions on transfer of the Covered Shares as well as restrictions on transfer of voting rights with respect to the Covered Shares. Shared voting power with respect to the Covered Shares owned by the Exterran Supporting Stockholders and D&Os may be deemed to have been acquired through the execution of the Voting Agreements. The purpose of the Voting Agreements is to facilitate the adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of Exterran.

Copies of the Voting Agreements (which include the names and number of shares of Exterran Common Stock beneficially held by each Exterran Supporting Stockholders and the names of the D&Os, as represented by each of them to Enerflex) are attached to, and incorporated by reference into, this Item 4 as Exhibit 99.2 and Exhibit 99.3. The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreements.

Except as set forth in this Statement and in connection with the Mergers described above, Enerflex does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

Item	5. Interest in Securities of the Issuer.

(a) As of the date hereof, Enerflex does not own any shares of Exterran Common Stock. However, as a result of entering into the Voting Agreements, Enerflex may be deemed to have shared voting and dispositive power with respect to up to an aggregate amount of 9,375,827 shares of Exterran Common Stock held by the Exterran Supporting Stockholders and the D&Os, or approximately 28.24% of the issued and outstanding Exterran Common Stock based on the number of shares represented by Exterran to Enerflex in the Merger Agreement as being issued and outstanding as of the close of business on January 21, 2022. Thus, Enerflex may be deemed to be the beneficial owner of an aggregate of 9,375,827 shares of Exterran Common Stock for the purpose of Rule 13d-3 promulgated under the Exchange Act. The filing of this Statement shall not be construed as an admission by Enerflex that it is the beneficial owner of any Exterran Common Stock for purposes of Section 13(d) or 13(g) of the Exchange Act. Pursuant to Rule 13d-4, Enerflex disclaims all such beneficial ownership. Enerflex is not entitled to any rights as a stockholder of Exterran as to the shares of Exterran Common Stock covered by the Voting Agreements. To the knowledge of Enerflex, no shares of Exterran Common Stock are beneficially owned by any of the persons identified in Annex A.

(b) Enerflex may be deemed to have shared voting power and shared dispositive power with respect to 9,375,827 shares of Exterran Common Stock held by the Exterran Supporting Stockholders or D&Os due to the terms of the Voting Agreements.

(c) To the knowledge of Enerflex, no transactions in shares of Exterran Common Stock have been effected during the past sixty days by Exterran or any of the persons named on Annex A other than in connection with the execution of the Voting Agreements.

(d) To the knowledge of Enerflex, no person other than the Exterran Supporting Stockholders or the D&Os has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares referenced in Item 5(b). Enerflex will have no pecuniary interest in any shares of Exterran Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated.

(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is incorporated by reference in this Item 6. Except as otherwise described in this Statement, to the knowledge of Enerflex, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between any such person and any other person, with respect to any securities of Exterran.

Item	7. Material to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated January 24, 2022, by and among Enerflex Ltd., Enerflex US Holdings Inc., and Exterran Corporation.

99.2	Voting Agreement, dated as of January 24, 2022, by and among Enerflex Ltd., EGI-Fund (05-07) Investors L.L.C., EGI-Fund (08-10) Investors L.L.C., EGI-Fund (11-13) Investors L.L.C., EGI-Fund B L.L.C., and EGI-Fund C L.L.C.

99.3	Voting Agreement, dated as of January 24, 2022, by and among Enerflex Ltd. and the directors and officers of Exterran Corporation, as set forth thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022	Enerflex Ltd.
	By:	/s/ David H. Izett
		Name:	David H. Izett
		Title:	Senior Vice President and General Counsel

ANNEX A

Executive Officers and Directors of Enerflex Ltd.

Unless otherwise indicated, each of the individuals named below is a citizen of the United States and the business address of each individual is 1331 Macleod Trail SE, Suite 904, Calgary, Alberta, Canada T2G 0K3.

Name	Relationship to Company	Present Principal Occupation or Employment (if different from relationship to Company)	Principal Business Address (if different from above)	Citizenship
Fernando Assing	Director	President and Chief Executive Officer of Centurion Group Limited	Unit 6 Kirkhill Commercial Park, Dyce Avenue, Dyce, Aberdeen, AB21 0LQ	United States and Venezuelan

Robert S. Boswell	Director	Chairman and Chief Executive Officer of Laramie Energy, LLC	1001 Seventeenth Street, Suite 1900 Denver, Colorado 80202	United States

Maureen Cormier Jackson	Director	Retired		Canadian

W. Byron Dunn	Director	Chief Executive Officer and Founding Partner of Tubular Synergy Group, LP	8117 Preston Rd #600, Dallas, TX 75225	United States

Mona Hale	Director	Retired		Canadian

H. Stanley Marshall	Director	Retired		Canadian

Kevin Reinhart	Director	Retired		Canadian

Marc E. Rossiter	Director, President, and Chief Executive Officer			United States and Canadian

Stephen J. Savidant	Chairman	Retired		Canadian

Juan Carlos Villegas	Director	Retired		Chilean

Michael A. Weill	Director	Chief Executive Officer of Global Deepwater Partners LLC	PO Box 131314, Houston, Texas, 77219, United States	United States

Helen J. Wesley	Director	Chief Operating Officer of Peoples Gas in Florida	P.O. Box 2562 Tampa, Florida 33601-2562	Canadian

Sanjay Bishnoi	Senior Vice President and Chief Financial Officer			United States and Canadian

David H. Izett	Senior Vice President and General Counsel			United Kingdom and Canadian

Patricia Martinez	Chief Energy Transition Officer and President, Latin America			United States and Argentinian

Helmuth Witulski	President, Canada			Germany, South Africa and Australia

Greg Stewart	President, United States of America			Canadian

Phil Pyle	President, International			Australian

ANNEX B

Exterran Supporting Stockholders

EGI-Fund (05-07) Investors, L.L.C.
EGI-Fund (08-10) Investors, L.L.C.
EGI-Fund (11-13) Investors L.L.C.
EGI-Fund B, L.L.C.
EGI-Fund C, L.L.C.

Exterran Directors and Officers Entered into the Voting Agreements

David A. Barta
Kelly M. Battle
Roger George
Ieda Gomes Yell
William M. Goodyear
James C. Gouin
Kerric Peyton
John P. Ryan
Christopher T. Seaver
Hatem Soliman
Mark R. Sotir
Andrew J. Way
Tara Wineinger